                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 4


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1.   Name and Address of Reporting Person*

Derek Palaschuk, 15/F, Tower2, Bright China Chang An Building, 7 Jianguomen Nei Avenue, Beijing, China


2.   Issuer Name and Ticker or Trading Symbol

Sohu.com, Inc. (SOHU)


3.   I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)


4.   Statement for Month/Year

February 2001


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

[_]  Director                            [_]  10% Owner
[X]  Officer (give title below)          [_]  Other (specify below)
Vice President, Finance


7.   Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
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

=================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
=================================================================================
1.                               2.                3.            4.                            5.             6.          7.
                                                                                               Amount  of     Owner-      Nature of
                                                                 Securities Acquired (A) or    Securities     ship        Indirect
                                                                 Disposed of (D)               Beneficially   Form:       Beneficial
                                                   Transaction   (Instr. 3, 4 and 5)           Owned at End   Direct      Ownership
                                                   Code          --------------------------    Of Month       (D) or      (Instr. 4)
                                 Transaction       (Instr. 8)                     (A)          Instr. 3       Indirect
Title of Security                Date              ------------      Amount       or   Price   and 4          (I)
(Instr. 3)                       (month/day/year)  Code      V                    (D)                         (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                     February 23, 2001 P                 6,000         A   $1.13   14,900         D
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Common Stock                     February 28, 2001 P                 4,000         A   $1.13   14,900         D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).


                                                                      (Over)
                                                                 SEC 1474 (7-97)
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

==============================================================================================================

Table  II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

==============================================================================================================

                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                    2.                                                                                      Deriv-   of
                    Conver-                    5.                              7.                           ative    Deriv-  11.
                    sion                       Number of                       Title and Amount             Secur-   ative   Nature
                    or                         Derivative    6.                of Underlying     8.         ities    Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price      Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of         ficially Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-     Owned    (D) or  Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative      at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-     of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity        Month    (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.    (Instr.  (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)         4)       4)      4)
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====================================================================================================================================

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Explanation of Responses:



                                   /s/ Derek Palaschuk
                                       --------------------------------------
                                       **Signature of Reporting Person


                                       Date: March 13, 2001
                                            --------------------------


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.